COMMUNITY CAPITAL TRUST

Services Plan For Retail Shares

Section 1. This Services Plan (the “Plan”) has been adopted by the Board of Trustees of Community Capital Trust (the “Trust”) in connection with the Retail Shares of The Community Reinvestment Act Qualified Investment Fund (the “Fund”).

Section 2. Any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees (“Servicing Agreements”) with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship (“Service Organizations”) with the beneficial owners of Retail Shares of the Fund.  Pursuant to said Servicing Agreements, Service Organizations shall provide administrative support services and personal liaison services as set forth therein to their customers who beneficially own Retail Shares of the Fund in consideration of fees, computed and paid in the manner set forth in the Servicing Agreements, at the annual rate of up to 0.50% in the aggregate (comprised of up to 0.25% with respect to administrative support services and up to 0.25% with respect to personal liaison services) of the average daily net asset value of the Retail Shares beneficially owned by such customers.  All expenses incurred by the Fund in connection with the Servicing Agreements and the implementation of the Plan shall be borne entirely by the holders of Retail Shares of the Fund.

Section 3. Community Capital Management, Inc. (“CCM”), the Trust’s investment adviser, shall monitor the arrangements pertaining to the Trust’s Servicing Agreements with Service Organizations.  CCM shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

Section 4. So long as the Plan is in effect, the Trust’s Board of Trustees shall be provided and shall review, at least quarterly, a written report of the amounts expended pursuant to Plan and the purposes for which such expenditures were made.

Section 5. The Plan shall become effective on the date the public offering of Retail Shares of the Fund commences provided the Plan (and the related form of Servicing Agreement) have been approved by a majority of the Board of Trustees, including a majority of those trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Servicing Agreement related to the Plan (“Disinterested Trustees”).

Section 6. Unless sooner terminated in accordance with the terms hereof, this Plan shall continue for one year following its adoption and thereafter shall continue automatically for successive annual periods of one year, provided such continuance is approved at least annually in the manner set forth in Section 5.

Section 7. This Plan may be amended at any time by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 5.

Section 8. This Plan is terminable at any time by vote of a majority of the Disinterested Trustees.

Adopted:  April 28, 2017

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